Exhibit 4.2

ONYX SOFTWARE CORPORATION

AMENDMENT NO. 1 TO RIGHTS AGREEMENT

This Amendment No. 1 to Rights Agreement (this “Amendment No. 1”) is made as of March 5, 2003 by and between Onyx Software Corporation, a Washington corporation (the “Company”), and Mellon Investor Services LLC, a New Jersey limited liability company formerly known as ChaseMellon Shareholder Services L.L.C., as rights agent (the “Rights Agent”) and amends that certain Rights Agreement dated as of October 25, 1999 by and between the Company and the Rights Agent (the “Rights Agreement”). Any capitalized terms used but not specifically defined in this Amendment No. 1 shall have the meanings given those terms in the Rights Agreement.

Recitals

A. Mazama Capital Management, Inc. (“Mazama”) has acquired Beneficial Ownership of 10,779,600 shares of Common Stock of the Company (the “Shares”), constituting approximately 21.1% of the issued and outstanding Common Stock of the Company.

B. Mazama has entered into a letter agreement with the Company dated as of March 5, 2003, under which Mazama has agreed to certain protective restrictions related to its ownership of the Shares. These restrictions remain in effect until such time as Mazama Beneficially Owns less than 15% of the Company’s outstanding Common Stock.

C. The Board has determined that Mazama’s acquisition of the Shares was made in good faith and without knowledge by Mazama that, absent such determination by the Board, the acquisition of the Shares would make Mazama an Acquiring Person under the Rights Agreement.

D. Based on the foregoing, the Board has determined that it is in the best interests of the Company to amend the Rights Agreement as provided herein.

Amendment

1. Section 1 of the Rights Agreement is hereby amended to replace in its entirety the definition of “Grandfathered Percentage” under the Rights Agreement with the following:

“Grandfathered Percentage” shall mean (i) with respect to any Grandfathered Shareholder (other than Mazama), the percentage of the outstanding shares of Common Stock of the Company that such Grandfathered Shareholder, together with all Affiliates and Associates of such Grandfathered Shareholder, Beneficially Owns as of October 25, 1999 plus an additional .5% or (ii) with respect to Mazama, the percentage of the outstanding shares of Common Stock of the Company that Mazama, together with all Affiliates and Associates of Mazama, Beneficially Owns as of the date hereof plus an additional .5%. Notwithstanding the foregoing, in the event any Grandfathered Shareholder shall sell, transfer, or otherwise dispose of any outstanding shares of Common Stock of the Company after the date hereof, the Grandfathered Percentage shall, subsequent to such sale, transfer or disposition, mean, with respect to such Grandfathered Shareholder, the lesser of (x) the Grandfathered Percentage as in effect immediately prior to such sale, transfer or disposition and (y) the percentage of outstanding shares of Common Stock of the Company that such Grandfathered Shareholder Beneficially Owns immediately following such sale, transfer or disposition plus an additional .5%.

2. Section 1 of the Rights Agreement is hereby amended to replace in its entirety the definition of “Grandfathered Shareholder” under the Rights Agreement with the following:

“Grandfathered Shareholder” shall mean (i) any Person who or which, together with all Affiliates and Associates of such Person, was, as of October 25, 1999 the Beneficial Owner of 15% or more of the outstanding shares of Common Stock of the Company and (ii) Mazama Capital Management, Inc. (“Mazama”), together with all Affiliates and Associates of Mazama. Notwithstanding the foregoing, any Grandfathered Shareholder who after the date hereof is, for any reason, the Beneficial Owner of less than 15% of the shares of Common Stock of the Company then outstanding shall cease to be a Grandfathered Shareholder.

3. All references in the Rights Agreement to ChaseMellon Shareholder Services L.L.C. shall be amended to refer to Mellon Investor Services LLC.

4. Each party represents and warrants to the other party that it has full power and authority to execute and deliver this Amendment No. 1 and to perform the transactions contemplated hereunder.

5. The terms and provisions of the Rights Agreement, as amended hereby, shall remain in full force and effect. All references to the “Rights Agreement” contained therein shall mean the Rights Agreement, as amended by this Amendment No. 1.

6. This Amendment No. 1 may be executed in one or more counterparts, all of which shall be considered one and the same agreement.

7. This Amendment No. 1 shall be governed by and construed in accordance with the laws of the state of Washington applicable to contracts made and to be performed entirely within such state; provided, however, that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the state of New York applicable to contracts made and to be performed entirely within such state.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto have caused this Amendment No. 1 to be duly executed as of the date first written above.

ONYX SOFTWARE CORPORATION

By:	/s/ Paul B. Dauber
Paul B. Dauber
Vice President, Chief Legal Officer and Secretary

MELLON INVESTOR SERVICES LLC

By:	/s/ Thomas L. Cooper
Name: Thomas L. Cooper Title: Assistant Vice President

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